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SEC
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APR 20 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1927 First Avenue North
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford L. Phelan — 205-521-9390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aub

OATH OR AFFIRMATION

I, Bradford L. Phelan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

MONICA JENKINS VERCHER
My Commission Expires
August 16, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

NBC SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2015

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
NBC Securities, Inc.

We have audited the accompanying statement of financial condition of NBC Securities, Inc. as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. NBC Securities, Inc.'s management is responsible for the statement of financial condition. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NBC Securities, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Warren Averett, LLC

Birmingham, AL
February 22, 2016

NBC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	394,953
Deposits with clearing organizations		550,000
Receivables from broker-dealers and clearing organizations		1,038,455
Premises and equipment, net		383,283
Other assets		368,100
TOTAL ASSETS	$	2,734,791
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	1,137,631
STOCKHOLDER'S EQUITY		
Common stock, $1 par value – 100 shares authorized, issued and outstanding		100
Additional paid-in capital		2,629,298
Accumulated deficit		(1,032,238)
Total stockholder's equity		1,597,160
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,734,791

See notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

NBC Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and a wholly-owned subsidiary of NBCS Holdings, L.P. The Company is an introducing broker and clears trades through RBC Capital Markets, LLC (RBC).

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Premises and Equipment
Premises and equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

Income Taxes
The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Statement of financial condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the statement of financial condition under accounting principles generally accepted in the United States of America.

Customer Securities Transactions
Customer securities transactions are recorded on a trade-date basis.

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Recently Adopted or Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) and the International Accounting Standards Board ("IASB") jointly issued a comprehensive new revenue recognition standard (Accounting Standards Update 2014-09 *Revenue from Contracts with Customers (Topic 606)* that will supersede nearly all existing revenue recognition guidance under U.S. GAAP and International Financial Reporting Standards ("IFRS"). The standard's core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years and interim periods within those years beginning after December 15, 2016. Early application is not permitted. The Company is in the process of reviewing the potential impact the adoption of this guidance will have on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern. The amendments in ASU 2014-15 are intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. This ASU provides guidance to an organization's management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The effective date of this ASU is January 1, 2017. The adoption of this ASU is not expected to have a material impact to the financial statements of the Company.

Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2015, through the date of the issued statement of financial condition. There were no material recognizable subsequent events that required recording or disclosures in the December 31, 2015, statement of financial condition.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consisted of the following:

	Receivable	Payable
Receivables from broker-dealers and clearing organizations	$ 1,038,455	$ -

4. PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at December 31, 2015, was as follows:

Computer equipment	$ 429,898
Office equipment	359,430
Leasehold improvements	69,643
	858,971
Accumulated depreciation	(475,688)
	$ 383,283

5. EMPLOYEE BENEFIT PLANS

Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. Eligible employees of the Company may contribute up to 90% of their total compensation on either a pre-tax or after-tax basis subject to statutory limits. The Company matches up to 100% of the first 2% and 50% of the next 2% of each participant's contribution. The Company match begins at the time of the employee contributions. Vesting in employer and employee contributions and earnings on those contributions are 100% and are immediate.

6. RELATED PARTIES

The Company has outstanding loans to employees totaling $154,290 as of December 31, 2015, included in other assets in the statement of financial condition. The loans will be forgiven on an monthly basis over the lives of the loans dependent on the employees maintaining employment.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances.

At December 31, 2015, the Company had net capital of $741,419, which was $491,419 in excess of required net capital. The Company did not have any aggregate debit balances at December 31, 2015; therefore, the percentage of net capital to aggregate debit items was not meaningful.

8. INCOME TAXES

The balance sheet (statement of financial condition) method is used to determine deferred taxes. Under this method, the net deferred tax asset or liability is based on the tax consequences of differences between the book and tax bases of assets and liabilities, which are determined by applying enacted statutory rates applicable to future years to these temporary differences. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, deferred tax assets are subject to a "more likely than not" test. If the "more likely than not" test is not met, a valuation allowance must be established against the deferred tax asset. The Company has established a valuation allowance for the amount of deferred tax assets that it expects will not be realized less the amount of reversing tax liabilities.

8. INCOME TAXES, CONTINUED

The components of deferred income taxes included in other assets in the accompanying statement of financial condition at December 31, 2015, are as follows:

Deferred tax liabilities:	
Premises and equipment related to depreciation and amortization	$ (41,024)
Deferred tax assets:	
Net operating loss carryforward	674,827
Contributions	22,832
Loan reserve	-
Valuation allowance	(657,211)
AMT	576
Total deferred tax assets net of valuation allowance	41,024
Net deferred tax asset	$ -

At December 31, 2015, the Company had federal net operating losses of $639,337 that expire from December 31, 2030 through December 31, 2035 and state net operating losses of $35,490 that expire from December 31, 2025 through December 31, 2035.

9. COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Company.

10. OPERATING LEASES

The Company leases office space under various operating leases. The future minimum value of lease payments under operating leases was as follows as of December 31, 2015:

2016	$675,495
2017	621,563
2018	560,159
2019	472,167
2020	261,830
Thereafter	130,995
	$ 2,722,208